CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2009
Earnings from continuing operations	$27,026		$33,675		$84,356
Equity income/loss and dividends from investees	3,125		14,876		14,405
Income taxes	6,949		8,275		14,673
Earnings from continuing operations before income taxes	$37,100		$56,826		$113,434
Fixed charges:
Interest, long-term debt	$16,465		$33,409		$55,132
Interest, other (including interest on short-term debt)	3,104		6,888		26,795
Amortization of debt expense, premium, net	581		1,169		2,317
Portion of rentals representative of an interest factor	134		197		513
Total fixed charges	$20,284		$41,663		$84,757
Earnings from continuing operations before income taxes	$37,100		$56,826		$113,434
Plus: total fixed charges from above	20,284		41,663		84,757
Plus: amortization of capitalized interest	102		204		407
Earnings from continuing operations before income taxes and fixed charges	$57,486		$98,693		$198,598
Ratio of earnings to fixed charges	2.83	x	2.37	x	2.34	x
Total fixed charges from above	20,284		41,663		84,757
Preferred stock dividends	15		29		54
Total fixed charges and preferred stock dividends	20,299		41,692		84,811
Ratio of earnings to combined fixed charges and preferred stock dividends	2.83	x	2.37	x	2.34	x